Exhibit 5.02.1

Christopher Crupi

346 Waverley Street

Ottawa, Ontario Cananda

K2P 0W5

TO:   The Board of Directors:

FROM:  Christopher Crupi

DATE:  December 19, 2007

SUBJECT:  Resignation

DISCUSSION:    It is with great regret that I must tender my resignation as an officer and director of AmMex Gold Mining Corp.   My resignation will be effective upon the Board’s meeting to accept  this resignation and the appointment of a new chief executive officer and director.

Due to personal considerations and time constraints,  I believe that my resignation at this time is in the best interests of the Company.  It is my understanding that the Board will consider the nomination of Campbell  Birge as the new chief executive officer and a director.  I believe that Mr. Birge will make an excellent addition to the Board.

I further confirm that there has been no disagreement with the Company regarding its operations, policies or practices.

Sincerely,

/s/Christopher Crupi

Christopher Crupi